FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

CANCELLATION OF NON-VOTING DEFERRED SHARES AND ISSUE OF ONE SERIES A STERLING PREFERENCE SHARE.

As part of a technical internal capital reorganisation necessitated by the amended EU Capital Requirements Directive 2, which will apply from 31 December 2010, HSBC Holdings plc will cancel its 301,500 non-voting deferred shares of £1 each, which are currently held by a wholly owned subsidiary.

To facilitate the cancellation of the deferred shares and comply with the provisions of the Companies (Authorised Minimum) Regulations 2009 the Company has issued one Series A Sterling Preference Share of £0.01 for £1.00.

None of the above has an impact on the Company's reported Tier 1 capital ratio, which at 30 September 2010 was 12.1%.

By order of the Board
R G Barber
Group Company Secretary
29 December 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                                       Date: 29 December, 2010